Exhibit 99.7

ARBITRATION UNDER ALASKA ARBITRATION ACT

GOLDRICH PLACER, LLC, GOLDRICH MINING COMPANY, and GOLDRICH NYACAU PLACER, LLC, Claimants, v. NYACAU, LLC, DR. J. MICHAEL JAMES, and BEAR LEASING, LLC, Respondents.	)))))))))))) ) ) )	ORDER ON RESPONDENTS’ MOTION TO PRESERVE CONFIDENTIALITY OF ARBITRATION PROCEEDINGS

GOLDRICH NYACAU PLACER, LLC,

NYACAU, LLC,

DR, J. MICHAEL JAMES, and

BEAR LEASING, LLC,

Counterclaimants,

v.

GOLDRICH PLACER, LLC, GOLDRICH MINING COMPANY, WILLIAM SCHARA, STEPHEN VINCENT, DAVID ATKINSON, CHARLES BIGELOW, KENNETH EICKERMAN, WILLIAM ORCHOW, MICHAEL RASMUSSEN, THEODORE SHARP, JAMES DUFF,
RICHARD WALTERS,

Counterclaim Respondents.

))))))))))))))))))))) ) ))

On November 6, 2020, Respondents filed a “Motion to Preserve Confidential Nature of Arbitration Proceedings” against Claimants, objecting to the filing by Goldrich of 10K and 10Q statements with the SEC which attached copies of the Panel’s Interim Award, Partial Final Award and orders on various post-Award motions.

The parties’ briefing and threshold orders of the Panel

In their motion and initial briefing, Respondents claimed that the Panel’s Interim and Partial Final Awards, and its post-Award orders attached as exhibits to Goldrich’s SEC filings in late 2020 contained “Confidential Information” as defined in the Operating Agreement and Term Sheet, which made their publication a material breach of those Agreements.  They also claimed that the publication contradicted express representations made by William Schara (CEO of Goldrich) and Claimants’ counsel at the hearing which acknowledged that the arbitration proceeding was confidential.  Specifically, Respondents alleged that the published documents contained “Confidential Information” on leases, the valuation of equipment by Michael Tope (Respondents’ expert), the budget for the winter trail, and a list of NyacAU vendors.  Respondents acknowledged that copies of the Interim Award and Partial Final Award had been filed  with the Alaska Superior Court by Claimants, in response to a motion by Respondents to confirm the Partial Final Award, and that Respondents had not promptly requested that Awards be filed under seal; however, they argued that this did not make the Awards part of the public domain, since any interested party would have to go through burdensome administrative procedures to secure the court documents that are not required in order to access SEC filings.

Respondents also asserted that Goldrich had acted in bad faith in disclosing the information, by (i) gratuitously filing the documents nine months after the SEC filing deadline, and (ii) failing to give Respondents’ any advance notice, which would have allowed Respondents to lodge an objection and possibly take other action.

For relief, Respondents asked the Panel to order that the filing be withdrawn, and to impose sanctions on Claimants.

Claimants’ response to the motion argued as follows:

(i)The documents attached to the filings did not contain any “Confidential Information”, as defined by the Operating Agreement, and even if they did, the filings were subject to an exception to nondisclosure of Confidential Information where, as with the SEC filings, the disclosures were required by law;

(ii)the Panel lacked jurisdiction to make any decisions concerning Goldrich’s compliance, or lack thereof, with federal securities laws, noting that because of the broad definition of “material omissions” of information regarding SEC filings, the option of merely summarizing the Panel’s findings in the arbitration, as opposed to simply attaching copies of the Awards and orders, was “perilous”.

This prompted a  telephonic conference with the parties, in which the Panel (i) requested Claimants to provide authoritative information advising whether it would be possible to withdraw the filings under the SEC rules (to which Claimants had no objection);  and (ii) set a briefing schedule for the parties to address the jurisdictional objection raised by Claimants.  On December 21, 2020, in the wake of information on withdrawal being supplied by Claimants and further briefing by the parties,  the Panel issued an order (i) holding that it lacked jurisdiction to interpret or enforce SEC regulations as it pertained to Goldrich’s SEC filings; and (ii) narrowing the focus of future briefing by the parties to whether Goldrich’s actions breached the Operating Agreement/Term

Sheet, breached any legally enforceable confidentiality agreement made during the course of the arbitration, or otherwise constituted a legally enforceable wrongful act over which the Panel had jurisdiction, as well as damages incurred by Respondents as a result of any such acts.

In its supplemental filing on December 20, 2020, Respondents advanced the following arguments;

(i)Goldrich’s filings contradict affirmations by William Schara and Claimants’ counsel at the arbitration hearing that the arbitration proceeding were confidential;

(ii)Goldrich intentionally failed to disclose a copy of the Panel’s order extending NyacAU’s management of the GNP liquidation to June 2021, implying a practice of selective disclosures that itself is a material omission under SEC law;

(iii)Goldrich could have made its filing under the confidentiality rules of the SEC, but improperly chose not to do so;

(iv)SEC regulations required Goldrich to make its filings within four days of the relevant SEC order, but Goldrich improperly delayed its filing for 17 months, implying that the later filing of the arbitration documents as attachments was entirely gratuitous;

(v)Goldrich ignored, in bad faith, NyacAU’s comments to Goldrich’s SEC statements, including a demand that the filings had to describe only the financial impact of the Awards and orders on Goldrich’s operations in  a summary form; and

(vi)Goldrich’s claim that it cannot withdraw its filing is untrue, and improperly relied on advice of counsel rather than a competent analysis of relevant SEC rules re withdrawal of filings.

Respondents further contended that NyacAU and Dr. James have suffered irreparable injury from Goldrich’s improper disclosures, which have adversely impacted Dr. James’ future business relationships with potential partners and creditors in the Alaska mining business. Accordingly, Respondents requested the Panel to issue an order (i) affirming the confidentiality of the arbitration proceedings; (ii) requiring Goldrich to modify or delete the confidential information contained in the SEC filing attachments; (iii) requiring Goldrich to file an affidavit from its SEC counsel confirming Goldrich’s reliance on the advice of counsel re the withdrawal of filings under SEC rules, along with related emails; and (iv) allowing NyacAU to file an arbitration claim for damages against Goldrich, including compensatory damages (on a per diem basis), attorneys fees, and punitive damages.

Claimants responded to Respondents’ supplemental briefing with the following additional arguments:

(i)Attaching the Awards and Orders to the SEC filings was necessitated by NyacAU’s objections that earlier drafts of the filings which summarized the results of the arbitration, but contained no attachments, were misleading to investors, and were also consistent with an SEC regulation (FD) requiring that documents dealing with material issues concerning a company’s operations that have been disclosed to third parties—which was the case with the Interim and Partial Final Awards--must be disclosed in unredacted form in SEC filings;

(ii)The policy of confidentiality in arbitrations applies to the arbitration proceedings themselves, but not to the awards or orders that issue from them;

(iii)NyacAU effectively waived any right to object to the attachments by objecting that Goldrich’s summaries of the Awards/Orders in earlier drafts attempted to relitigate Goldrich’s positions in the arbitration, “without giving full disclosure to the Panel’s rulings”, thereby leaving Goldrich with no choice but to file the attachments; and

(iv)Respondents effectively waived any right to object to the Interim and Partial Final Award attachments by failing to object or petition for the sealing of the Awards when they were filed by Claimants in Alaska Superior Court proceedings initiated by Respondents to confirm the Partial Final Award as a judgment.

Respondents replied to Claimants’ response on January 8, 2021, reaffirming earlier positions on the motion and raising the following additional arguments;

(i)Goldrich recognized that the Awards and post-award orders of the Panel constituted “Confidential Information” under the Operating Agreement and the Term Sheet, by following the procedure specified for the release of “Confidential Information” as it related to the information contained in such documents: i.e., Goldrich presented summaries of the Awards/Orders contained in drafts of its 10Q and 10K statements to Respondents for review and approval prior to filing;

(ii)Respondents made valid objections to Goldrich’s summaries in the drafts, including that (1) the arbitration proceeding was confidential, which restricted Goldrich to disclosing only the financial impact of the Panel’s decisions on Goldrich’s financial condition and operations; and (2) Goldrich’s summary was  not a good faith attempt to disclose the Panel’s rulings, but an improper attempt to relitigate arbitration issues;

(iii)Goldrich’s bad faith was further established by its failure to disclose the Panel’s order extending NyacAU’s management of the GNP liquidation, effectively until ongoing reclamation efforts by NyacAU at the site are completed (estimated to be approximately 2024).  Because of this, Goldrich likely will not be able to commence mining operations at the site until 2024, which is certainly a material fact arising from the arbitration that should have been disclosed in the SEC filings.

Respondents also refined their damages claim by asserting that, at a minimum, they are entitled to the following relief: (i) $1000 in damages per day until reclamation of the site is complete, to compensate Dr. James and NyacAU for the continual detriment to their business dealings with creditors and other third parties in connection with the reclamation effort and otherwise; (ii) in the event Goldrich is successful in its current attempts to obtain $20 million in funding, 1% of the funding amount as additional compensatory damage; (iii) $4000, as compensation for time spent by Molly Attala to investigate SEC rules on the procedures available to Goldrich to withdraw the filings at issue; and (iv)  attorneys fees incurred in connection with the motion.

Claimants filed a reply to Respondents’ reply, putting forth the following additional arguments:

(i)Recognized arbitration authority (cited) confirms that “arbitration awards are not confidential and may be disclosed”;

(ii)Respondents effectively acknowledged that the information they claim as confidential is in fact in the public domain by approving a December 23, 2018 press release from Goldrich which references such information (Exhibit A to reply).  Specifically, the release references detailed information on the following topics: (1) the Panel’s rulings in the Partial Final Award concerning capital leases; ownership of leased equipment; lease charges for the Arctic camp; payment of LOC 1 interest; allocation of tax losses; 2012 reclamation work; negligent concealment by Goldrich of dilution of pay grade in geological reports; interest expense regarding the wash plant; liability of Goldrich for certain personal expenses incurred by Dr. James; and the absence of a prevailing party in the arbitration; and (2) the Panel’s rulings in the Second Interim Award concerning extension of NyacAU’s management of the dissolution; completion of reclamation and transfer of the mining permit; the parties’ rights to offset damages assessed with damages awarded; and the preliminary balance of LOC 1.

Claimants have also supplied the Panel with a copy of an order of the Alaska Superior Court, in response to a motion filed by Respondents on 11/1/2020, to seal the Interim and Partial Final Awards and related exhibits filed by Respondents with their petition to confirm the Partial Final Award.  The motion was denied.  The court recognized that it did have the power to “limit or prohibit access to protected proprietary business information” of a party, but held that even if the documents at issue did contain "Confidential Information” as defined in the Operating Agreement, this was “not sufficient to outweigh the public interest in public court records”.  The court also found that NyacAU had (i) failed to identify specific proprietary information contained in the documents when invited to do so; (ii) failed to seek sealing of the documents for nine months after they were filed; and (iii) offered redacted versions of the documents (as an alternative to sealing) that extended “far beyond alleged proprietary information”.

The Panel’s Ruling

Respondents’ motion is denied.

As the Panel held in its December 21, 2020 order, Respondents bear the burden of proof to show that Claimants have breached the confidentiality provisions of the Operating Agreement and Term Sheet, or of any legally enforceable agreement on confidentiality made during the course of the arbitration.  However, Respondents have failed to prove any such breach(es).  With respect to the Operating Agreement/Term Sheet, Respondents have not shown that the information they seek to protect qualifies as “Confidential Information” as defined therein.  Section 15.2 of the Operating Agreement obligates the parties not to disclose “Confidential Information”, which is defined, in relevant part, as follows:

As used herein, the term “Confidential Information” shall mean any and all information relating to the business or affairs of a Member or Affiliate, including but not limited to information related to plans, reports, data, financing, suppliers, service servicing methods, equipment, programs, strategies and information, analyses, profit margins or other proprietary information used by the Member or Affiliate in connection with such Member’s or Affiliate’s business which is not readily available to the public. . . provided, that Confidential Information shall not include any information which is in the public domain or becomes known in the industry through no wrongful act on the part of a Member, Affiliate or agent thereof.

Section 15.2 also provides that “[a]ny proposed release of information shall be provided to the Member or the Member’s designee for review and approval prior to the release; provided that the release shall be deemed approved unless objection is received by the disclosing Member within twenty-four (24) hours of delivery”.

Respondents claim that Claimants violated this provision by attaching copies of the Interim and Partial Final Awards, and the Panel’s post-Award orders, to Goldrich’s SEC filings, without giving prior notice to and obtaining Respondents’ approval for the attachments.  However, prior to Goldrich’s filing, Respondents made a motion in the Alaska Superior Court to confirm a portion of the Partial Final Award, to which Claimants  responded with briefing that attached the Interim and Partial Final Awards as exhibits.  Respondents made no claim that Claimants’ had breached their confidentiality obligations under the Operating Agreement with such filing, and waited nine (9) months before filing a motion to seal the Awards, which was denied by the court on grounds that the motion was not sufficient to “outweigh the public interest in public court records”, had been filed late, and had failed to adequately specify the information claimed to be confidential.  Thus, the Interim and Partial Final Awards had been publicly disclosed, without a timely objection by Respondents, before Goldrich’s SEC filings were made, and cannot now be a legitimate basis for Respondents’ claims.  Respondents claim that the filing of the Awards with the court should nonetheless be disregarded, because it is more difficult for the public to access court documents than SEC filings; however, Respondents cite no authority for this novel proposition, and such a distinction is not reflected in the confidentiality provision of the Operating Agreement.

With respect to the disclosure of the Panel’s post-award orders, Respondents do not specify the orders to which they refer. Thus, the

Panel will make the broad assumption that the SEC filings attached all post-Award orders of substance by the Panel, except for those related to the dissolution/liquidation of GNP.  Such orders include the Panel’s orders on Respondents’ Motion for Reconsideration, Claimants’ motion for transfer of the mining permit, and the “Orders on Various Post-award Motions” made by both parties.  The Panel’s order on the Motion for Reconsideration examines issues arising from the now public Interim and Partial Final Awards, and therefore cannot be protected by the confidentiality provision of the Operating Agreement/Term Sheet.  The remaining orders contain virtually none of the information which Respondents are seeking to protect—i.e., information re leases, valuation of equipment by Michael Tope, budget for the winter trail, and NyacAU’s vendors.  In fact, the only information possibly falling within these categories is a general reference to two vendors (CMI and C & R) in the ruling on Respondents’ motion to award the credits from those vendors for “unused materials” to Bear Leasing.  The nature of the materials is not described, and no other information is disclosed identifying the nature of the vendors’ businesses or any materials they may have supplied to the project that were used.  In these circumstances, the Panel does not consider the mere disclosure of the names of these vendors, with nothing more, to be material.

Respondents’ agreement to the press release published by Goldrich in December 2019 is a further complication to Respondents’ motion.  The press release deals in some detail with the Panel’s rulings in the Partial Final Award related to the leases at issue, including decisions on capital leases, ownership of leased equipment, and lease charges for the Arctic camp.  It is difficult to reconcile how Respondents could have agreed to this information being made public, yet later taken the general position—as they apparently do now—that all “information on leases” is “Confidential Information” under the Operating Agreement.  Further, Respondents offer no explanation as to how the information they seek to protect somehow has a higher level of confidentiality than the detailed information in the press release, which clearly qualifies as “information related to the business or affairs” of NyacAU. . . which [but for the press release] is not readily available to the public. . .”, as defined in Section 15.2.

Thus, Respondents have not shown that disclosure of the Panel’s post-Award orders in the SEC filings violates the confidentiality provisions of the Operating Agreement or the Term Sheet.

Similarly, Respondents have failed to show that the parties made a legally enforceable agreement during the hearing to keep the arbitration proceedings confidential.  Respondents cite to unsolicited statements made by both William Schara (CEO of Goldrich) and Claimants’ counsel at the hearing that the arbitration proceedings were “confidential” and “private”.  But Respondents offer no evidence that they relied on such statements to their detriment, or considered them to be an agreement on confidentiality distinct from the confidentiality provision of the Operating Agreement/Term Sheet. Further, although the parties agreed to execute a protective order prior to the hearing—which would have created a legally enforceable obligation to preserve confidentiality independent of their confidentiality Agreements--no protective order was ever requested of the Panel or presented by the parties.

Finally, Respondents offer no proof of a legally enforceable wrongful act by Claimants concerning the SEC disclosures apart from Claimants’ alleged breaches of the above-referenced agreements.

Respondents also have not shown that the damages requested are a proximate result of the SEC filings by Goldrich.  Respondents’ requests for compensatory damages in the form of a $1000 per diem assessment and 1% of any funding Goldrich might obtain from  apparently current negotiations with a third party are arbitrary numbers, unsupported by specific evidence of any irreparable or other damage suffered by Respondents from the disclosures; and Respondents’ general assertion that the disclosures have negatively impacted Dr. James’ relationship with potential business partners or creditors in connection with his ongoing mining business (operation of the Bethel mine) is not sufficient. Respondents’ request for reimbursement of Molly Attala’s costs of investigating SEC regulations for withdrawal of filings requests was an independent strategic decision made by NyacAU to bolster their request for an order that Goldrich withdraw its filings, over which the Panel has ruled it has no jurisdiction. Similarly, Respondents’ request for production of an affidavit and related emails from Goldrich’s SEC counsel on withdrawal of filings falls beyond the jurisdiction of the Panel.  The requests for attorneys fees and punitive damages are mooted by Respondents’ failure to establish liability of the Claimants for the alleged breach(es).

Respondents also complain that Goldrich has been improperly selective in the information it has chosen to disclose, by holding back from the SEC filings the Panel’s order extending the period of NyacAU’s management of the GNP liquidation process, in order to accommodate the requirement to reclamate the site before Goldrich is allowed to commence mining operations.  Respondents claim that this act was a material omission of fact under SEC law. However, although the Panel’s order in in this regard is obviously material to the arbitration proceedings, the Panel has made clear that it has no jurisdiction to determine whether the exclusion of the order from the filings is an SEC violation.

In sum, Respondents have failed to meet their burden of proof on issues of liability, as well as damages, with respect to their motion, which compels its denial.

IT IS SO ORDERED.

Dated:

Jason M. Kettrick, Arbitrator

Thomas J. Brewer, Arbitrator

Fred G. Bennett, Panel Chair